EXHIBIT 99.2

October 22, 2009

Dear Fellow Terra Shareholder:

Your Board and management team are focused on driving long-term growth and profitability and enhancing value for all Terra shareholders. Despite the rapid changes facing our industry and the broader macro-economic environment, the fundamentals of our business remain strong and we have taken a series of steps to strengthen Terra’s position for the future. We are confident that Terra has the right Board and management team in place executing the right strategy for the benefit of all of our shareholders.

At Terra’s Annual Meeting of Shareholders on November 20, 2009, you will have the opportunity to support your Board and re-elect three of Terra’s highly-qualified and experienced independent directors—Martha O. Hesse, Dennis McGlone, and our Chairman, Henry R. Slack. As you know, CF Industries Holdings, Inc. (“CF”) is asking you to elect three of its nominees in an effort to advance its merger proposal, which your Board has thoroughly considered and rejected as inadequate and not in the best interests of Terra and its shareholders. We urge you to reject CF’s transparent attempt to advance its own interests at the expense of Terra shareholders.

Your vote is extremely important. Your Board urges you to vote FOR Terra’s directors TODAY by telephone, Internet or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

TERRA IS WELL-POSITIONED FOR GROWTH AND
WE ARE MAKING THE RIGHT INVESTMENTS FOR THE FUTURE

We believe the fundamentals of the nitrogen business are strong, despite the effects of the overall economic slowdown on agricultural and industrial nitrogen demand. Over the last several years, your Board and management team have taken the right actions to position Terra as a “pure play” nitrogen company, poised to deliver significant value to our shareholders.

Terra’s strengths include:

•	a product mix oriented to upgraded products with higher growth and margin opportunities in agricultural and industrial markets;

•	a leading Environmental Technologies business, which diversifies our customer base while taking advantage of a growing market for environmental solutions;

•	sufficient scale to efficiently manage supply in the context of demand fluctuations;

•	geographic asset diversification and lower transportation costs to end-users; and

•	a strong balance sheet

Your Board and management team are continually exploring ways to further strengthen and grow Terra’s business for the long-term.

Earlier this week, we announced our intention to purchase 50% of Agrium’s Carseland, Alberta nitrogen complex. This transaction would give us a high quality asset and production stream at an attractive valuation, below our current trading multiple. Carseland is positioned to supply a premium agricultural market that is new for Terra and has access to cost advantaged natural gas. This acquisition would expand Terra’s geographic footprint, diversify our nitrogen product mix, and potentially provide flexibility to our industrial products portfolio. It exemplifies our long-term strategy to add strong existing assets to our production portfolio that complement our market focus and does so in a way that will exceed our cost of capital and contribute accretive earnings in the first year. We plan to continue to look for similar opportunities to put capital to work for our shareholders’ benefit.

We also continue to make significant, value enhancing investments in our existing operations. In the second half of 2008, for example, we embarked on a major expansion project at our Woodward, Oklahoma facility, creating additional capacity to produce higher value products to drive greater profits. In addition, we are taking steps to enable our other plants to provide our NOx emission reduction product—TerraCair®. This product allows new diesel engines to meet stringent NOx reduction requirements, providing Terra with strong growth opportunities in a new market. These organic business expansions, coupled with our strategic asset acquisitions, allow us to deploy our capital efficiently and generate cash flow returns more quickly and with less risk than capital intensive “greenfield” type expansions.

TERRA RECENTLY ANNOUNCED A $750 MILLION SPECIAL CASH DIVIDEND—
IN ADDITION TO THE 35% OF NET INCOME RETURNED TO SHAREHOLDERS
OVER THE PAST THREE YEARS

The successful execution of Terra’s long-term strategy and prudent management of our financial resources have allowed us to deliver consistent results and create significant shareholder value. Over the past three years, your Board has returned to shareholders 35% of Terra’s net income in the form of share repurchases and dividends. In addition, Terra recently announced plans to return an aggregate of approximately $750 million in cash to shareholders through a special cash dividend of $7.50 per share. The declaration and payment of the special dividend is conditioned on the successful completion of our bond tender offer and new debt financing, as well as on the consent of the lenders under our existing credit facility. Since our last letter to you, we have made significant progress toward satisfying these conditions. On October 16, 2009, we announced that we received the requisite consents of our bondholders as well as our lenders, and we expect the bond tender offer to close on October 26th. On October 19, 2009, we announced the pricing of $600 million of new bonds and expect them to settle before the end of the month. We are thus on track to declare and pay the $7.50 per share special dividend before the end of the year.

CF’S DIRECTOR NOMINEES, IF ELECTED, WOULD SEEK TO ADVANCE
CF’S INADEQUATE MERGER PROPOSAL, NOT THE INTERESTS OF
ALL TERRA SHAREHOLDERS

Since January 2009, CF has made five separate proposals to Terra’s Board, none showing any material improvement over the initial unsolicited offer that CF made on January 15, 2009. Terra’s Board has thoroughly considered each of CF’s proposals, together with its independent financial and legal advisors, and each time has unanimously rejected those proposals. Your management and Board are very familiar with CF and its businesses, and our perspective is further informed by our past discussions with CF. Your Board has been consistent in its assessment of CF’s proposals and the lack of strategic or financial merit in a combination between Terra and CF. Yet CF has nominated three directors for election to your Board at Terra’s upcoming Annual Meeting in a transparent effort to advance its self-serving and inadequate proposal.

We believe that CF’s business strategy is fundamentally inconsistent with Terra’s strategy and is not the best strategy for Terra and its shareholders.

•	Terra is a “pure play” nitrogen producer with a leading position in North America. CF, by contrast, includes a phosphate business with substantially less capacity than that of its North American competitors, leaving it without the assets or compelling scale to be a leading participant in that nutrient.

•	Industry experts project a negative outlook for the global phosphate market as there is significant new capacity expected to come on-line in the next two years[1] An increase in capacity will likely drive down phosphate margins, which have enjoyed a recent spike and are well above historic averages for the past decade.[2]

•	CF’s phosphate business is also heavily dependent on export demand, which has been declining as China and Morocco have expanded their capacity.[3]

1  Mew, Michael, and Marlow, Sarah. Concentrated Phosphates Outlooks. Fertecon Research Centre Limited, October 13, 2009.
2  Ibid.
3  Ibid.

In short, we believe CF is exposed to significant risks associated with the phosphate fertilizer market. A combination with CF would leave Terra vulnerable to this non-core, declining market, diluting the value proposition of a pure nitrogen investment and exposing Terra shareholders to risks that may reduce the value of your investment in Terra’s nitrogen business.

In addition, CF’s nitrogen business is comprised of two North American facilities focused on lower margin agricultural ammonia, and its large Gulf Coast facility is particularly exposed to the nitrogen import market. A combination with CF would be a setback to our strategy of focusing on higher margin upgraded products and would significantly reduce our geographic advantages, which include the benefits of having 65% of our ammonia production already located inland or in gas advantaged regions in North America and Trinidad and Tobago. Further, it would jeopardize our strategy of diversifying our nitrogen business into industrial and environmental markets, which has yielded important benefits for our shareholders, but has not been evident at CF.

CF recently announced that it plans to spend up to $2 billion on a greenfield nitrogen complex in Peru. This proposed expenditure in a remote area with little existing industrial development would risk substantial capital in a project that we believe is likely to take years to complete and will be unlikely to realize any positive cash flows for a substantial period after completion. It illustrates yet another sharp contrast to Terra’s strategy of growth through acquisition of existing quality assets that complement Terra’s market position and strengths. The risk of such a project is only exacerbated by the fact that CF has never completed an acquisition or project of any consequence.

Taking all of these factors into account—including the basic principle that CF’s entire strategy runs counter to Terra’s—we believe a combination with CF would be detrimental to the long term value of your investment in Terra.

PROTECT THE VALUE OF YOUR INVESTMENT
AND THE FUTURE OF YOUR COMPANY

VOTE YOUR WHITE PROXY CARD TODAY

Your Board is committed to enhancing the value of your investment in Terra and we are confident that the continued execution of our strategy is the best way to create that value. Terra’s three directors seeking re-election at the upcoming Annual Meeting are highly qualified, experienced and independent and understand the value proposition upon which our strategy is based. In stark contrast, CF is advancing a plan that contradicts the very tenets of the strategy your Board has spent years developing and successfully implementing. We believe CF’s nomination of three directors to your Board is a transparent attempt to advance its self-serving and inadequate proposal and that CF’s nominees would serve only the interests of CF. Your Board and management team urges you to reject CF’s three nominees.

Your vote is IMPORTANT no matter how many shares you own. Please vote TODAY by telephone, Internet or by signing, dating and returning the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience. We urge you to discard any blue proxy card you may receive from CF.

If you have any questions concerning CF’s proposal or need additional copies of Terra’s publicly-filed materials, please contact MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect).

We appreciate your continued support.

Sincerely,

Michael L. Bennett President and Chief Executive Officer	Henry R. Slack Chairman of the Board

Important Information and Where to Find It

On October 13, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement in connection with its 2009 Annual Meeting, and is mailing the definitive proxy statement to its shareholders. Investors and security holders are urged to read the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC (when available), because they contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.

Certain Information Concerning Participants

Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on October 13, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its definitive proxy statement for the 2009 Annual Meeting. To the extent holdings of Terra securities have changed since the amounts printed in the definitive proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. In particular, statements about Terra’s plans or intentions regarding the declaration and payment of the special cash dividend, the completion of the tender offer for Terra Capital, Inc.’s 7.00% Senior Notes due 2017, the offering by Terra Capital, Inc. of $600 million of new bonds and the completion of the Carseland acquisition and the benefits to Terra from such acquisition are forward-looking statements and may not necessarily occur. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:

•	the risk that Terra Capital, Inc.’s tender offer for the 7.00% Senior Notes due 2017 will not be completed,

•	the risk that Terra Capital, Inc.’s offering of $600 million of new bonds will not be consummated,

•	the risk that the closing of the Carseland acquisition, which is conditioned on the completion of Agrium’s unsolicited bid for CF, may not occur,

•	risks related to potential acquisition transactions,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulation,

•	changes in agricultural regulations and

•	changes in the securities trading markets.

Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K, in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to the consolidated financial statements.

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact:

105 Madison Avenue
New York, NY 10016
email: terraproxy@mackenziepartners.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885